UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2022

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle		
Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 – Results of Operations and Financial Condition

On November 3, 2022, Denbury Inc. (the "Company") issued a press release announcing its 2022 third quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 3, 2022.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 3, 2022   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury Reports Third Quarter 2022 Financial and Operational Results

Cumulative CO$_2$ transport & storage agreements now total 20 MMTPA

PLANO, Texas – November 3, 2022 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided its third quarter 2022 financial and operating results.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Third quarter 2022 net cash flows provided by operating activities totaled $156 million, and adjusted cash flows from operations[1], excluding working capital changes, totaled $156 million.
- Generated $47 million of free cash flow[1] during the third quarter and $153 million year-to-date.
- Repurchased $71 million of the Company's outstanding shares in the third quarter (total of $100 million of shares repurchased in 2022).
- Delivered sales volumes of 47,109 barrels of oil equivalent per day ("BOE/d"), slightly above second quarter 2022 levels.
- Industrial-sourced CO$_2$ represented 41% of CO$_2$ utilized in Denbury's Enhanced Oil Recovery ("EOR") operations, equivalent to an average utilization of over 4 million metric tons per year ("mmtpa") of industrial CO$_2$.
- Progressed the development of the Company's Cedar Creek Anticline ("CCA") EOR project in Montana and North Dakota, with production response anticipated in the second half of 2023.

RECENT CCUS HIGHLIGHTS

- Signed a definitive agreement for the transportation and sequestration of CO$_2$ captured from Clean Hydrogen Works' planned "blue" ammonia facilities. Captured CO$_2$ volumes are expected to total up to 12 mmtpa for the two-phase development. The project is planned to be built in close proximity to the Company's existing CO$_2$ pipeline infrastructure near Donaldsonville, Louisiana, with Block 1 startup anticipated by the end of 2027.
- Executed a definitive agreement with Lake Charles Methanol to provide CO$_2$ transportation and sequestration in association with their planned "blue" methanol project near Lake Charles, Louisiana. Captured CO$_2$ volumes are projected to total approximately 1 mmtpa, and first operations are anticipated by the end of 2027.

EXECUTIVE COMMENT

Chris Kendall, the Company's President and CEO, commented, "Our great progress in both the EOR production and CCUS businesses advanced significant value creation at Denbury during the third

---

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

quarter. Despite persistent supply chain challenges and inflationary pressures, our teams have continued to execute safely and efficiently across the Company. These efforts delivered better than expected production in the third quarter, setting us up for a strong exit to the year. This operational momentum, combined with continued progress at the CCA EOR development, sets a great foundation for our business for years into the future."

"I continue to believe Denbury provides the industry's premier CO_2 transportation and storage platform, which is demonstrated by the multiple new agreements we have recently signed. Our successes to date have significantly advanced our CCUS strategy and put us well past our CCUS goals for 2022. We intend to build a massive-scale CCUS business, leveraging our existing CO_2 pipeline system, targeted pipeline expansions, and strategically-located sequestration sites along our network. In addition, the recently approved enhancements to the 45Q tax incentives available for carbon capture have significantly expanded the market opportunity for our Company. Denbury's combination of financial strength and its deep technical and operational capabilities positions the Company uniquely within the energy landscape, as we deliver the energy the world needs today while also decarbonizing the future."

THIRD QUARTER RESULTS

	3Q 2022		YTD 2022	
(in thousands, except per-share and volume data)	Total	Per Diluted Share	Total	Per Diluted Share
Net Income	$250,423	$4.66	$405,045	$7.43
Adjusted net income[1][2] (non-GAAP)	102,219	1.90	288,342	5.29
Adjusted EBITDAX[1] (non-GAAP)	161,136		446,387	
Net cash flows from operations	156,301		396,409	
Adjusted cash flows from operations[1] (non-GAAP)	155,824		431,594	
Oil & gas development capital expenditures	99,331		243,227	
CCUS capital expenditures - storage sites and related	8,200		32,100	
Average daily sales volumes (BOE/d)	47,109		46,866	
Blue Oil (% oil volumes using industrial-sourced CO_2)	28%		27%	
Industrial-sourced CO_2 injected (thousand metric tons)	1,078		3,202	
Industrial-sourced CO_2 injected (% of total CO_2 used in EOR operations)	41%		39%	

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Calculated using weighted average diluted shares outstanding of 53.7 million and 54.5 million for the three and nine months ended September 30, 2022, respectively.

Total revenues and other income in the third quarter of 2022 were $439 million, down from second quarter 2022 levels as a result of lower oil prices, offset by a slight increase in quarterly sales volumes. West Texas Intermediate ("NYMEX WTI") posted prices were down approximately 16% as compared to the second quarter 2022. Denbury's third quarter 2022 average pre-hedge realized oil price was $92.77 per barrel ("Bbl"), which was $0.82 per Bbl above the average NYMEX WTI oil price for the period. The Company's average oil price differential improved by $0.73 per Bbl from the second quarter of 2022, driven by improved pricing in both the Company's Gulf Coast and Rocky Mountain regions.

Denbury's sales volumes averaged 47,109 BOE/d during the third quarter of 2022, slightly better than expectations and 548 BOE/d higher than second quarter 2022 levels. Oil represented 97% of the Company's third quarter 2022 volumes, and 28% of the Company's oil was attributable to the injection of industrial-sourced CO_2 in its EOR operations, resulting in carbon-negative or "blue" oil. Third quarter sales volumes in the Gulf Coast region were up nearly 2% from the second quarter 2022 as multiple projects added incremental production, including the Rodessa development at Soso. In the Rocky Mountain region, sales volumes were up slightly as compared to the second quarter 2022 driven primarily by continued positive CO_2 flood response at Grieve and development at Beaver Creek, partially offset by workover activities and downtime at CCA.

CO_2 sales and transportation revenue in the third quarter of 2022 was higher than in previous periods and better than expected primarily due to a short-term CO_2 sales agreement that is expected to continue through a portion of the fourth quarter of 2022.

Lease operating expenses ("LOE") in the third quarter of 2022 totaled $134 million, or $31.03 per BOE, up from the second quarter of 2022 primarily as a result of service cost inflation, seasonally higher workover and preventative maintenance activity levels, and increased power and fuel costs which are driven heavily by natural gas pricing. Second quarter 2022 LOE included a nonrecurring benefit of approximately $7 million as a result of a settlement of a 2013 insurance claim.

On a pre-hedge basis, per barrel operating margins (oil & natural gas revenues less LOE, production and ad valorem taxes, transportation and marketing expenses, and general & administrative and interest costs) were $46.26 per BOE for the third quarter of 2022. General & administrative expenses were up from the second quarter of 2022 primarily due to higher employee costs and professional services, largely driven by continued expansion in CCUS business activity.

Commodity derivatives income in the third quarter of 2022 was $109 million, comprised of a non-cash mark-to-market fair value gain of $165 million offset by cash payments of $56 million on hedges that settled in the quarter. The non-cash fair value gain primarily represented the expiration of hedge contracts during the third quarter of 2022, as well as a reduction in anticipated future cash hedge losses as forward oil pricing weakened during the quarter. Depletion, depreciation, and amortization was $38 million, or $8.69 per BOE for the quarter, up slightly from the second quarter of 2022.

The Company's third quarter 2022 effective income tax rate was approximately 14%, consistent with expectations and lower than the Company's 25% statutory rate due to a $29 million valuation allowance release during the third quarter of 2022. Current taxes totaled $4 million for the third quarter of 2022, or 10% of total income taxes.

CAPITAL EXPENDITURES

Third quarter 2022 capital expenditures, excluding capitalized interest, totaled $108 million, with 92% related to oil & gas development and 8% related to CCUS business activities. The third quarter 2022 total was lower than expected as supply chain disruptions delayed some third quarter activities into the fourth quarter of the year. Capital expenditures at the CCA EOR project increased from the second quarter 2022 primarily as a result of the procurement and installation of compression and dehydration equipment associated with CO_2 recycle facilities for Phase 1 development. In addition, drilling and facility construction at the Company's Pennel CO_2 pilot, in advance of Phase 2 development of CCA, commenced during the third quarter. Non-CCA oil & gas development capital reflected continued focus on expansion of existing EOR assets, including Beaver Creek, Cranfield, Heidelberg and Soso field activities.

Third quarter 2022 CCUS capital expenditures were $8 million and included lease acquisition costs associated with a planned CO_2 storage site near Donaldsonville, Louisiana (previously announced) and additional seismic and other costs to progress development of the Company's sequestration sites.

During the third quarter, the Company invested $10 million into a "blue" ammonia project through an investment in Clean Hydrogen Works, the developer of the project proposed near Donaldsonville, Louisiana. This investment amount is outside of the Company's planned capital expenditure guidance and comparative actual amounts. Denbury has committed to invest another $10 million when certain project milestones are achieved.

FINANCIAL POSITION AND SHARE REPURCHASES

Denbury ended the third quarter 2022 with $724 million of financial liquidity (including cash on hand and borrowing capacity under the Company's bank credit facility) and only $15 million borrowed on the Company's bank credit facility. The Company's bank credit facility commitments of $750 million were recently reaffirmed by the bank facility group.

The Company repurchased $71 million of its common stock during the third quarter 2022 for a total of $100 million, or 1.6 million shares year-to-date. In August 2022, Denbury's Board of Directors authorized a $100 million increase in the share repurchase program such that $250 million is available for repurchase under the plan.

OUTLOOK

Capital expenditures for the fourth quarter 2022 are anticipated to be higher than in the third quarter driven by oil development activities, particularly at the CCA EOR project. The Company anticipates approximately $135 million for total fourth quarter 2022 capital expenditures.

Fourth quarter 2022 sales volumes are expected in a range of 47,500 to 49,000 BOE/d, with the midpoint up nearly two and a half percent from the third quarter as a result of incremental production from multiple projects in the Company's 2022 capital program. These predicted fourth quarter 2022 sales volumes are slightly lower than original expectations due to timing associated with equipment and materials delays, which should benefit production in early 2023.

Additional guidance details are available in supplemental materials provided on the Company's website.

CONFERENCE CALL AND WEBCAST

Denbury management will host a conference call and webcast to review third quarter 2022 financial and operating results, today, Thursday, November 3, at 11:00 a.m. Central Time (12:00 p.m. Eastern Time). Additionally, Denbury will post supporting materials on its website before market open today. The webcast will be available, both live and for replay, on the Investor Relations page of the Company's website at www.denbury.com. Individuals who would like to participate in the conference call should dial the following numbers shortly before the scheduled start time: 844.200.6205 or 929.526.1599 with access code 931886.

ABOUT DENBURY

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over four million tons of captured industrial-sourced CO_2 annually, with an objective to fully offset its Scope 1, 2, and 3 CO_2 emissions by 2030, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

#   #   #

This press release and updated supporting materials, other than historical information, contains forward-looking statements that involve risks and uncertainties including: expectations as to future oil prices, operating costs, production levels and cash flows; anticipated levels of 2022 capital expenditures and production, along with other financial forecasts; the expected timing of first tertiary production at CCA; statements or predictions related to the ultimate economics of proposed carbon capture, use and storage arrangements and the CO_2 volumes covered by such arrangements; and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on oil pricing, financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially, especially in light of the Russian war against Ukraine, changes in European energy supplies, rising levels of economic uncertainty due to inflation, rising interest rates, and the continuing impact of COVID-19. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY IR CONTACTS:
Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com
Beth Bierhaus, 972.673.2554, beth.bierhaus@denbury.com

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

The following tables include selected unaudited financial and operational information for the comparative three and nine-month periods ended September 30, 2022 and 2021. All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reporting earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

	Quarter Ended September 30,		Nine Months Ended September 30,	
In thousands, except per-share data	2022	2021	2022	2021
Revenues and other income				
Oil sales	$ 389,543	$ 305,093	$ 1,217,377	$ 818,714
Natural gas sales	5,680	3,361	14,727	7,893
CO$_2$ sales and transportation fees	18,586	12,237	44,618	31,599
Oil marketing revenues	17,663	12,593	47,725	26,538
Other income	8,015	10,451	9,055	11,518
Total revenues and other income	439,487	343,735	1,333,502	896,262
Expenses				
Lease operating expenses	134,464	116,536	376,643	308,731
Transportation and marketing expenses	5,191	5,985	14,638	22,304
CO$_2$ operating and discovery expenses	2,066	1,963	6,564	4,487
Taxes other than income	33,789	24,154	101,487	65,499
Oil marketing purchases	19,095	11,940	47,162	25,763
General and administrative expenses	21,071	15,388	58,998	62,821
Interest, net of amounts capitalized of $1,044, $1,249, $3,177 and $3,500, respectively	909	669	3,092	3,457
Depletion, depreciation, and amortization	37,680	37,691	108,425	113,522
Commodity derivatives expense (income)	(109,248)	41,745	140,325	330,152
Write-down of oil and natural gas properties	—	—	—	14,377
Other expenses	2,726	4,553	11,459	9,913
Total expenses	147,743	260,624	868,793	961,026
Income (loss) before income taxes	291,744	83,111	464,709	(64,764)
Income tax provision (benefit)				
Current income taxes	4,012	350	6,363	(101)
Deferred income taxes	37,309	53	53,301	(34)
Net income (loss)	$ 250,423	$ 82,708	$ 405,045	$ (64,629)
Net income (loss) per common share				
Basic	$ 4.89	$ 1.62	$ 7.86	$ (1.27)
Diluted	$ 4.66	$ 1.51	$ 7.43	$ (1.27)
Weighted average common shares outstanding				
Basic	51,182	51,094	51,512	50,807
Diluted	53,715	54,714	54,524	50,807

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Quarter Ended September 30,		Nine Months Ended September 30,	
In thousands	2022	2021	2022	2021
Cash flows from operating activities				
Net income (loss)	$ 250,423	$ 82,708	$ 405,045	$ (64,629)
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Depletion, depreciation, and amortization	37,680	37,691	108,425	113,522
Write-down of oil and natural gas properties	—	—	—	14,377
Deferred income taxes	37,309	53	53,301	(34)
Stock-based compensation	4,416	2,556	11,491	22,788
Commodity derivatives expense	(109,248)	41,745	140,325	330,152
Payment on settlements of commodity derivatives	(55,780)	(77,670)	(276,796)	(179,466)
Debt issuance costs	531	685	2,465	2,055
Gain on asset sales and other	(950)	(7,055)	(1,119)	(7,026)
Other, net	(8,557)	(3,163)	(11,543)	(2,448)
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	52,902	(4,067)	(32,884)	(52,948)
Trade and other receivables	11,849	3,769	66	(1,809)
Other current and long-term assets	(9,554)	6,043	(21,729)	7,337
Accounts payable and accrued liabilities	(23,651)	20,192	28,359	47,484
Oil and natural gas production payable	(19,917)	2,944	13,412	23,168
Asset retirement obligations and other liabilities	(11,152)	(2,412)	(22,409)	(4,966)
Net cash provided by operating activities	156,301	104,019	396,409	247,557
Cash flows from investing activities				
Oil and natural gas capital expenditures	(78,312)	(59,630)	(217,834)	(113,041)
CCUS storage sites and related capital expenditures	(9,760)	—	(27,518)	—
Acquisitions of oil and natural gas properties	(500)	(116)	(874)	(10,927)
Pipelines and plants capital expenditures	(1,995)	(14,272)	(22,259)	(19,123)
Net proceeds from sales of oil and natural gas properties and equipment	—	597	237	19,053
Investment in third-party CCUS projects	(10,000)	—	(10,000)	—
Other	(4,123)	9,956	(9,746)	5,797
Net cash used in investing activities	(104,690)	(63,465)	(287,994)	(118,241)
Cash flows from financing activities				
Bank repayments	(284,000)	(212,000)	(808,000)	(697,000)
Bank borrowings	299,000	177,000	788,000	627,000
Pipeline financing repayments	—	(17,166)	—	(50,676)
Common stock repurchase program	(76,654)	—	(100,028)	—
Other	10,809	309	9,421	(2,426)
Net cash used in financing activities	(50,845)	(51,857)	(110,607)	(123,102)
Net increase (decrease) in cash, cash equivalents, and restricted cash	766	(11,303)	(2,192)	6,214
Cash, cash equivalents, and restricted cash at beginning of period	47,386	59,765	50,344	42,248
Cash, cash equivalents, and restricted cash at end of period	$ 48,152	$ 48,462	$ 48,152	$ 48,462

DENBURY INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except par value and share data

	Sept. 30, 2022	Dec. 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 519	$ 3,671
Accrued production receivable	176,249	143,365
Trade and other receivables, net	19,035	19,270
Derivative assets	26,782	—
Prepaids	27,060	9,099
Total current assets	249,645	175,405
Property and equipment		
Oil and natural gas properties (using full cost accounting)		
Proved properties	1,325,866	1,109,011
Unevaluated properties	192,784	112,169
CO$_2$ properties	187,690	183,369
Pipelines	219,090	224,394
CCUS storage sites and related assets	32,348	—
Other property and equipment	102,627	93,950
Less accumulated depletion, depreciation, amortization and impairment	(270,593)	(181,393)
Net property and equipment	1,789,812	1,541,500
Operating lease right-of-use assets	17,065	19,502
Derivative assets	9,048	—
Intangible assets, net	81,410	88,248
Restricted cash for future asset retirement obligations	47,633	46,673
Other assets	48,718	31,625
Total assets	$ 2,243,331	$ 1,902,953
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 259,015	$ 191,598
Oil and gas production payable	89,311	75,899
Derivative liabilities	33,868	134,509
Operating lease liabilities	4,392	4,677
Total current liabilities	386,586	406,683
Long-term liabilities		
Long-term debt, net of current portion	15,000	35,000
Asset retirement obligations	301,764	284,238
Derivative liabilities	—	—
Deferred tax liabilities, net	54,940	1,638
Operating lease liabilities	14,726	17,094
Other liabilities	17,438	22,910
Total long-term liabilities	403,868	360,880
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 250,000,000 shares authorized; 49,793,270 and 50,193,656 shares issued, respectively	50	50
Paid-in capital in excess of par	1,042,438	1,129,996
Retained earnings	410,389	5,344
Treasury stock, at cost	—	—
Total stockholders' equity	1,452,877	1,135,390
Total liabilities and stockholders' equity	$ 2,243,331	$ 1,902,953

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
Average daily sales (BOE/d)				
Tertiary				
Gulf Coast region	22,503	24,336	22,573	24,432
Rocky Mountain region	9,855	9,033	9,423	8,337
Total tertiary sales	32,358	33,369	31,996	32,769
Non-tertiary				
Gulf Coast region	3,727	3,763	3,641	3,600
Rocky Mountain region	11,024	12,550	11,229	12,363
Total non-tertiary sales	14,751	16,313	14,870	15,963
Total Company				
Oil (Bbls/d)	45,639	48,145	45,404	47,276
Natural gas (Mcf/d)	8,815	9,222	8,770	8,739
BOE/d (6:1)	47,109	49,682	46,866	48,732
Unit sales price (excluding derivative settlements)				
Gulf Coast region				
Oil (per Bbl)	$ 92.62	$ 68.86	$ 98.13	$ 63.47
Natural gas (per mcf)	8.28	4.45	6.76	3.59
Rocky Mountain region				
Oil (per Bbl)	$ 92.98	$ 68.91	$ 98.32	$ 63.39
Natural gas (per mcf)	6.32	3.64	5.80	3.11
Total Company				
Oil (per Bbl)[1]	$ 92.77	$ 68.88	$ 98.21	$ 63.44
Natural gas (per mcf)	7.00	3.96	6.15	3.31
BOE (6:1)	91.19	67.48	96.30	62.13

(1) Total Company realized oil prices including derivative settlements were $79.49 per Bbl and $51.35 per Bbl during the three months ended September 30, 2022 and 2021, respectively, and $75.88 per Bbl and $49.53 per Bbl during the nine months ended September 30, 2022 and 2021, respectively.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Quarter Ended September 30, 2022		Quarter Ended September 30, 2021	
In thousands, except per-share data	Amount	Per Diluted Share[1]	Amount	Per Diluted Share[1]
Net income (loss) (GAAP measure)	$ 250,423	$ 4.66	$ 82,708	$ 1.51
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value gains on commodity derivatives[2]	(165,028)	(3.07)	(35,925)	(0.66)
Contract contingency reversal[5]	(7,763)	(0.14)	—	—
Noncash fair value adjustment - contingent consideration[8]	59	0.00	436	0.01
Other[9]	—	—	(6,859)	(0.12)
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[11]	24,528	0.45	—	—
Adjusted net income (non-GAAP measure)	$ 102,219	$ 1.90	$ 40,360	$ 0.74

	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021	
In thousands, except per-share data	Amount	Per Diluted Share[1]	Amount	Per Diluted Share[1]
Net income (loss) (GAAP measure)	$ 405,045	$ 7.43	$ (64,629)	$ (1.27)
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value losses (gains) on commodity derivatives[2]	(136,471)	(2.50)	150,686	2.82
Delhi Field insurance reimbursements[3]	(6,692)	(0.12)	—	—
Delta pipeline incident costs (included in other expenses)[4]	3,867	0.07	—	—
Contract contingency reversal[5]	(7,763)	(0.14)	—	—
Litigation expense[6]	1,444	0.03	—	—
Write-down of oil and natural gas properties[7]	—	—	14,377	0.27
Noncash fair value adjustment - contingent consideration[8]	232	0.00	2,076	0.04
Other[9]	—	—	(6,534)	(0.12)
Adjustments to reconcile effect of dilutive securities[10]	—	—	—	0.06
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[11]	28,680	0.52	—	—
Adjusted net income (non-GAAP measure)	$ 288,342	$ 5.29	$ 95,976	$ 1.80

(1) Includes the impact of potentially dilutive securities including nonvested restricted stock, restricted stock units, performance stock units, shares to be issued under the employee stock purchase plan and warrants.
(2) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.
(3) Insurance reimbursements associated with a 2013 insurance claim related to property damage at Delhi Field.
(4) Represents an accrual for a preliminarily assessed civil penalty proposed in May 2022 by the U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration related to the Company's February 2020 Delta-Tinsley pipeline incident.
(5) Represents the reversal of a contract contingency primarily established in fresh start accounting which is no longer considered necessary.
(6) Represents litigation expense, including $1 million recorded in other expenses and $0.4 million recorded in lease operating expenses during the nine months ended September 30, 2022.

(7) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(8) Expense related to the change in fair value of the contingent consideration payments related to the Company's March 2021 Wind River Basin CO_2 EOR field acquisition.

(9) Other adjustments primarily include a $7.0 million gain on land sales for the three months ended September 30, 2021. The nine months ended September 30, 2021 also reflect a $0.3 million write-off of trade receivables during the three months ended March 31, 2021.

(10) Represents the impact to the per-share calculation using weighted average dilutive shares of 53.4 million during the nine months ended September 30, 2021 as a result of the adjustments to the Company's net loss (GAAP measure) to derive adjusted net income (non-GAAP measure).

(11) Represents the estimated income tax impacts on pre-tax adjustments to net income which incorporates discrete tax adjustments primarily related to the release of the valuation allowance on certain of the Company's federal and state deferred tax assets. The valuation allowance release was $29.2 million and $53.9 million during the three and nine months ended September 30, 2022, respectively. The Company expects to reverse an additional $11 million of its valuation allowance during the fourth quarter of 2022.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP measure which management uses and excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net income (loss) to Adjusted EBITDAX.

In thousands	Quarter Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
Net income (loss) (GAAP measure)	$ 250,423	$ 82,708	$ 405,045	$ (64,629)
Adjustments to reconcile to Adjusted EBITDAX				
Interest expense	909	669	3,092	3,457
Income tax expense (benefit)	41,321	403	59,664	(135)
Depletion, depreciation, and amortization	37,680	37,691	108,425	113,522
Noncash fair value losses (gains) on commodity derivatives	(165,028)	(35,925)	(136,471)	150,686
Stock-based compensation	4,416	2,556	11,491	22,788
Write-down of oil and natural gas properties	—	—	—	14,377
Severance-related expense	—	—	—	476
Noncash, non-recurring and other	(8,585)	(7,515)	(4,859)	(5,586)
Adjusted EBITDAX (non-GAAP measure)	$ 161,136	$ 80,587	$ 446,387	$ 234,956

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less oil and gas development expenditures, CCUS asset capital and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in sales volumes, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

In thousands	Quarter Ended September 30, 2022		Quarter Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021	
Cash flows from operations (GAAP measure)	$	156,301	$	104,019	$	396,409	$	247,557
Net change in assets and liabilities relating to operations		(477)		(26,469)		35,185		(18,266)
Adjusted cash flows from operations (non-GAAP measure)		155,824		77,550		431,594		229,291
Oil & gas development expenditures		(99,331)		(99,640)		(243,227)		(173,821)
CCUS storage sites and related capital expenditures		(8,200)		—		(32,100)		—
Capitalized interest		(1,044)		(1,249)		(3,177)		(3,500)
Free cash flow (deficit) (non-GAAP measure)	$	47,249	$	(23,339)	$	153,090	$	51,970

DENBURY INC.
CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

In thousands	Quarter Ended September 30, 2022		Quarter Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021	
Capital expenditure summary[1]								
CCA EOR field expenditures[2]	$	34,620	$	9,991	$	73,825	$	19,091
CCA CO_2 pipelines		487		49,546		1,728		59,545
CCA tertiary development		35,107		59,537		75,553		78,636
Non-CCA tertiary and non-tertiary fields		52,473		31,861		138,910		71,507
CO_2 sources and other CO_2 pipelines		4,014		388		6,124		1,039
Capitalized internal costs[3]		7,737		7,854		22,640		22,639
Oil & gas development capital expenditures		99,331		99,640		243,227		173,821
CCUS storage sites and related capital expenditures		8,200		—		32,100		—
Oil and gas and CCUS development capital expenditures		107,531		99,640		275,327		173,821
Capitalized interest		1,044		1,249		3,177		3,500
Acquisitions of oil and natural gas properties[4]		500		116		874		10,927
Investment in Clean Hydrogen Works		10,000		—		10,000		—
Total capital expenditures	$	119,075	$	101,005	$	289,378	$	188,248

(1) Capital expenditure amounts incurred during the period, including accrued capital costs.
(2) Includes pre-production CO_2 costs associated with the CCA EOR development project totaling $7.2 million and $17.9 million during the three and nine months ended September 30, 2022.
(3) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(4) Primarily consists of working interest positions in the Wind River Basin enhanced oil recovery fields acquired on March 3, 2021.